CARDERO RESOURCE CORP.
(An Exploration Stage Company)

Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)

Three month ended January 31, 2014 and 2013

Corporate Head Office

Suite 2300 – 1177 West Hastings Street
Vancouver, British Columbia
V6E 2K3
Tel: 604-408-7488

NOTICE OF NO AUDITOR REVIEW OF
CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3(a)), if an auditor has not performed a review of the condensed interim consolidated financial statements, they must be accompanied by a notice indicating that the condensed interim consolidated financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these condensed interim consolidated financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of financial statements by an entity’s auditor.

For further information, please contact:

Blaine Bailey, Chief Financial Officer
Tel:        (604) 408-7488
Fax:        (604) 408-7499

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)
January 31, 2014 and 2013

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Condensed Interim Consolidated Statements of Financial Position
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)

	January 31	October 31
	2014	2013

ASSETS
Current
Cash and cash equivalents	$378,994	$291,277
Accounts receivable (Note 11 (d))	3,970,117	4,268,527
Due from related parties (note 9)	159,359	157,131
Deferred financing costs (note 7)	1,882,397	-
Prepaid expenses	157,248	225,369

	6,548,115	4,942,304

Property, Plant and Equipment (note 3)	531,745	561,041
Investments (note 4)	542,904	496,746
Exploration and Evaluation Advances	55,000	55,000
Exploration and Evaluation Assets (note 5)	78,241,724	78,152,654
Deposits	4,875,886	4,906,636

Total Assets	$90,795,374	$89,114,381

LIABILITIES
Current
Accounts payable and accrued liabilities	$3,018,667	$5,870,254
Short-term loan (note 6)	6,039,449	5,338,312
Flow-through premium liabilities (note 10)	-	232,613

Credit facility (note7)	1,583,160	-

Total Liabilities	10,641,276	11,441,179

SHAREHOLDERS’ EQUITY
Share Capital (note 8)	126,146,646	125,528,040
Contributed Surplus	26,982,855	23,847,997
Accumulated Other Comprehensive Income	178,680	12,835
Deficit	(73,154,083)	(71,715,670)

Total Shareholders’ Equity	80,154,098	77,673,202

Total Liabilities and Shareholders’ Equity	$90,795,374	$89,114,381

Subsequent Events (note 11)
Going Concern (note 1)

Approved on behalf of the Board:

“Hendrik Van Alphen”	“Stephan Fitch”
Hendrik Van Alphen, Director	Stephan Fitch, Director

See Notes to Condensed Interim Consolidated Financial Statements	1

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Condensed Interim Consolidated Statements of Loss
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)
Three Months Ended January 31

	2014	2013

Administrative Expenses
Consulting fees (notes 8 and 9)	$117,808	$192,556
Corporate development	27,592	75,695
Depreciation	42,095	59,146
Insurance	28,489	66,209
Investor relations (note 8)	865	53,593
Office costs	138,142	231,719
Professional fees (notes 8 and 9)	81,376	279,757
Property evaluations	6,885	123,287
Regulatory and transfer agent fees	46,721	46,649
Salaries and benefits (notes 8 and 9)	191,770	1,103,630
Travel	9,696	99,959

Loss Before Other Items and Income Taxes	(691,439)	(2,332,200)

Other Items
Other income (expenses)	(42,844)	369,250
Foreign exchange loss	(510,987)	(94,064)
Interest income (expense), net of bank charges	(1,508,216)	16,705
Realized gain (loss) on available-for-sale investments (note 4)	(3,331)	17,230
Unrealized (loss) on derivative investment (note 4)	-	(59,741)
Realized loss on derivative investment (note 4)	(87,470)	-
Realized loss on fair value through profit or loss investment	(1,258)	(1,500)
Impairment (losses) on available-for-sale investments (note 4)	(10,144)	(596,766)
Impairment of exploration and evaluation assets (note 5)	-	(3,775,254)
Gain on settlement of accounts payable	1,221,072	-
Loss on sale of subsidiary	(81,537)	-
Flow-through Part XII.6 Tax (note 10)	(166,152)	-
Gain on Note restructuring (note 6)	189,720	-

	(1,001,147)	(4,124,140)

Loss Before Income Taxes	(1,692,586)	(6,456,340)

Income Taxes
Current recovery	232,613	-
Deferred recovery	21,560	64

	254,173	64

Net Loss for the Period	(1,438,413)	(6,456,276)

Basic and Diluted Loss Per Share	$(0.01)	$(0.06)

Weighted Average Number of Shares Outstanding	115,619,210	99,564,355

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Condensed Interim Consolidated Statements of Comprehensive Loss
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)
Three Months Ended January 31

	2014	2013

Net Loss for the Period	$(1, 438,413)	$(6,456,276)

Other comprehensive income , net of deferred taxes
Exchange differences on translation of foreign operations	14,923	71,112
Other comprehensive income on available-for-sale securities	4,200	445

Other Comprehensive Income for the Period, net of deferred taxes	19,123	71,557

Comprehensive Loss for the Period	$(1,419,290)	$(6,384,719)

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Condensed Interim Consolidated Statements of Shareholders’ Equity
(Expressed in Canadian Dollars)
	Share Capital				Functional	Available-for-	Total
				Contributed	Currency	Sale	Shareholders’
	Shares	Amount	Deficit	Surplus	Translation	Investments	Equity

Balance, October 31, 2012	93,416,454	$117,070,689	$(41,956,007)	$22,278,360	$(148,653)	$(17,710)	$97,226,679

Net loss for the year	-	-	(29,759,663)	-	-	-	(29,759,663)
Other comprehensive income
Unrealized loss on available-for-sale investments	-	-	-	-	-	13,510	13,510
Functional currency translation	-	-	-	-	165,688	-	165,688
Shares issued for cash
Private placement	16,439,816	7,277,903	-	-	-	-	7,277,903
Exercise warrants	480,000	60,000	-	-	-	-	60,000
Exercise options	200,000	12,500	-	-	-	-	12,500
Share issue costs	-	(466,452)	-	47,973	-	-	(418,479)
Shares issued for non-cash
Property acquisition	900,000	203,000	-	-	-	-	203,000
Short-term loan	2,000,000	420,000	-	-	-	-	420,000
Reclassification of contributed surplus on exercise of warrants	-	662,400	-	(662,400)	-	-	-
Reclassification of contributed surplus on exercise of options	-	288,000	-	(288,000)	-	-	-
Short-term loan warrants	-	-	-	1,801,027	-	-	1,801,027
Share-based payments	-	-	-	671,037	-	-	671,037

Balance, October 31, 2013	113,436,270	$125,528,040	$(71,715,670)	$23,847,997	$17,035	$(4,200)	$77,673,202

Net loss for the period	-	-	(1,438,413)	-	-	-	(1,438,413)
Other comprehensive income
Unrealized loss on available-for-sale investments	-	-	-	-	-	150,922	150,922
Functional currency translation	-	-	-	-	14,923	-	14,923
Shares issued for cash
Exercise options	611,000	67,210	-	-	-	-	67,210
Shares issued costs	-	(315)	-	-	-	-	(315)
Shares issued for non-cash
Reclassification of contributed surplus on exercise of options	-	36,572	-	(36,572)	-	-	-
Shares issued in settlement of trade creditors	3,219,617	515,139	-	-	-	-	515,139
Line of credit warrants	-	-	-	3,171,430	-	-	3,171,430

Balance, January 31, 2014	117,266,887	$126,146,646	$(73,154,083)	$26,982,855	$31,958	$146,722	$80,154,098

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Condensed Interim Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)
Three Months Ended January 31

	2014	2013
Operating Activities
Net loss for the period	$(1,438,413)	$(6,456,276)
Items not involving cash
Depreciation	42,095	59,146
Share-based payments (note 7)	-	94,126
Accretion expense	1,269,883	-
Realized loss (gain) on sale of available-for-sale investments (note 4)	4,589	(17,230)
Impairment losses on available-for-sale investments (note 4)	10,144	596,766
Unrealized loss on fair value through profit or loss investment (note 4)	-	1,500
Gain on Note restructuring	(189,720)	-
Gain on settlement of accounts payable	(1,221,072)	-
Unrealized loss on derivative investments (note 4)	-	59,741
Realized loss on derivative investments (note 4)	87,470	-
Write-off of exploration and evaluation assets	-	3,775,254
Income taxes recovered	(254,173)	(64)
Loss on asset disposal	285	-
Unrealized foreign exchange loss	560,524	-
Changes in non-cash working capital items
Deferred financing costs	(1,882,397)	-
Prepaid expenses	68,121	24,051
Due from related parties	(2,228)	109,985
Interest payable	212,964	-
Accounts payable and accrued liabilities	(104,015)	(37,884)

Cash (Used in) Operating Activities	(2,835,943)	(1,792,855)

Investing Activities
Expenditures on exploration and evaluation assets	(1,100,431)	(7,103,715)
Decrease (Increase) in deposits	30,750	(15,000)
Proceeds from sale of investments	24,121	126,991
Purchase of investments	-	-
Disposal (Purchase) of property, plant and equipment	1,839	(71,703)
Accounts receivable	298,410	4,073,506

Cash (Used in) Investing Activities	(745,311)	(2,989,921)

Financing Activities
Proceeds from shares issued, net of issuance costs	66,895	6,355,788
Line of credit	3,602,076
Obligation to issue shares (cash received)	-	112,500

Cash Provided by Financing Activities	3,668,971	6,468,288

Increase in Cash and Cash Equivalents	87,717	1,687,482
Cash and Cash Equivalents, Beginning of the Period	291,277	2,142,499

Cash and Cash Equivalents, End of the Period	$378,994	$3,829,981

1.	NATURE OF OPERATIONS AND GOING CONCERN

Cardero Resource Corp. (“Cardero” or the “Company”) and its subsidiaries are engaged in the exploration of mineral properties, primarily in Canada, United States, Ghana, Peru and Argentina. The Company considers itself to be an exploration stage company.

The Company is a public company with shares listed on the TSX Exchange and the Frankfurt Stock Exchange. The head office, principal address and records office of the Company are located at 1177 West Hastings Street, Suite 2300, Vancouver, British Columbia, Canada, V6E 2K3.

Going Concern

While these condensed interim consolidated financial statements have been prepared on the basis that the Company will continue as a going concern, which assumes that the Company will be able to meet its commitments, continue operations, realize its assets and discharge its liabilities in the normal course of business for the foreseeable future, the following events and conditions that raise substantial doubt on the validity of that assumption:

•	During the period ended January 31, 2014, the Company incurred a loss of $1, 438,413, and as at January 31, 2014 had an accumulated deficit of $73,154,083 and a working capital deficit of $4,093,161;
•	Significant advance royalty payments on the Company's Carbon Creek Property fall due within the next 12 months (Note 5(e)); and
•	Additional sources of financing are required to enable the Company to meet its existing obligations.

During the period ended January 31, 2014, the Company secured a USD 5.0 million line of credit (Note 6) and settled an aggregate of $2,690,473 of outstanding trade creditors in consideration of the payment, either on closing or over time, of an aggregate of $1,038,367 in cash plus the issuance of 3,219,617 common shares at a deemed price of $0.16 per share. Subsequent to period end the Company received its British Columbia Mineral Exploration Tax Credit in the amount of $3,734,023 plus interest of $40,628 for a total of $3,774,651 and the Company paid USD 3,906,794 (representing the USD 3,700,000 principle amount plus USD 206,794 in interest, of which USD 3,360,957 was paid in cash and USD 545,838 was paid from the line of credit) towards the Notes due on or before March 14, 2014 (note 11).

The Company will use the line of credit for general working capital.

Notwithstanding these additional sources of funding and settlement of liabilities, further funding is required in order for the Company to meet its existing obligations, commitments and fund ongoing exploration. While the Company has been successful in obtaining its required funding in the past, there is no assurance that sufficient funds will be available to the Company in the future. The Company has no assurance that such financing will be available or be available on favorable terms. Factors that could affect the availability of financing include the progress and results of the Company’s exploration properties, the state of international debt and equity markets, investor perceptions and expectations and the global financial and iron ore and metallurgical coal markets. There can be no assurance the Company will be successful in its endeavor to obtain additional financing. These consolidated financial statements do not reflect adjustments in the carrying values of the assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used, that would be necessary if the company were unable to realize its assets and settle its liabilities in the normal course of operations. Such adjustments could be material.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

Statement of compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting

Standards Board (“IASB”) applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”. The condensed interim consolidated financial statements should be read in conjunction with the annual financial statements for the year ended October 31, 2013, which have been prepared in accordance with IFRS as issued by the IASB.

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(a)	Basis of presentation (continued)

Statement of compliance (continued)

The condensed interim consolidated financial statements have been prepared on a historical cost basis except for financial instruments classified as available-for-sale or fair value through profit and loss, which are stated at their fair value. In addition, these condensed interim consolidated financial statements have been prepared using the accrual basis of accounting. The presentation and functional currency of the Company is the Canadian dollar.

The Board of Directors approved the condensed interim consolidated financial statements on March 13, 2014.

	(b)	Deferred financing costs

The deferred financing costs are the facility fees charged by a lender for making a line of credit available to the Company. The facility fee is deferred and treated as a transaction cost when the line of credit is drawn down.

	(c)	New accounting pronouncements

The following standards are effective for annual years beginning on or after November 1, 2013. The Company has assessed the impact of these standards and has determined that they would not have a material effect on the Company:

IFRS 10 Consolidated Financial Statements

IFRS 10 builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess.

IFRS 11 Joint Arrangements

IFRS 11 describes the accounting for arrangements in which there is joint control; proportionate consolidation is not permitted for joint ventures (as newly defined). IFRS 11 replaces IAS 31 Interests in Joint Ventures and SIC 13 Jointly Controlled Entities — Non-Monetary Contributions by Ventures.

IFRS 12 Disclosures of Interests in Other Entities

IFRS 12 includes the disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles.

IAS 1 Presentation of Financial Statements

IAS 1 amendment requires components of other comprehensive income (OCI) to be separately presented between those that may be reclassified to income and those that will not. The amendments are effective for annual periods beginning on or after November 1, 2012.

3.	PROPERTY, PLANT AND EQUIPMENT

	Metallurgy Lab	Leasehold Improvements	Other	Total

Cost

Balance, October 31, 2013	$619,722	$378,184	$611,114	$1,609,020
Disposals	-	-	(3,718)	(3,718)
Currency translation adjustments	42,258	-	-	42,258

Balance, January 31, 2014	$661,980	$378,184	$607,396	$1,647,560

Accumulated depreciation

Balance, October 31, 2013	$344,090	$246,845	$457,044	$1,047,979
Depreciation for the year	29,228	3,823	9,045	42,096
Disposal			(1,594)	(1,594)
Currency translation adjustments	27,334	-	-	27,334

Balance, January 31, 2014	$400,652	$250,668	$464,495	$1,115,815

Carrying amounts
At October 31, 2013	$275,632	$131,339	$154,070	$561,041
At January 31, 2014	$261,328	$127,516	$142,901	$531,745

The Company operates in one industry segment, the mineral resources industry, and in five geographical segments, Canada, United States, Ghana, Peru, and Argentina. All assets are located in Canada except the Metallurgical Testing laboratory, $261,328 (2013: $275,632) which is located in the United States.

4.	INVESTMENTS

	Shares
January 31, 2014	Number	Fair Value

Wealth Minerals Ltd. (“Wealth”)	5,022,806	226,026
Xiana Mining Inc. (“Xiana”)	126,800	7,608
Abzu Gold Inc. (“Abzu Gold”)	9,234,007	277,020
Artha Resources Corporation (“Artha”)	2,150,000	32,250

		$542,904

	Shares		Warrants
October 31, 2013	Number	Fair Value	Number	Fair Value	Total

Trevali Mining Corporation (“Trevali”)	- $	-	2,074,761	$87,470	$87,470
Wealth Minerals Ltd. (“Wealth”)	5,022,806	150,684	-	-	150,684
Xiana Mining Inc. (“Xiana”)	126,800	17,752	-	-	17,752
Indico Resources Ltd. (“Indico”)	50,000	5,750	-	-	5,750
Balmoral Resources Ltd. (“Balmoral”)	8,000	3,040	-	-	3,040
Abzu Gold Inc. (“Abzu Gold”)	9,234,007	184,680	-	-	184,680
Artha Resources Corporation (“Artha”)	2,150,000	32,250	-	-	32,250
Ethos Capital Corp.(“Ethos”)	150,000	15,120	-	-	15,120

		$409,276		$87,470	$496,746

4.	INVESTMENTS (Continued)

All the resource related companies are considered to be related parties, with the exception of Trevali, Xiana, Abzu and Artha, by virtue of having directors and/or officers in common. All investments in shares are classified as available-for-sale under the financial instruments classification. As investments in warrants are considered to be derivative instruments, they are by definition classified as fair value through profit or loss.

The Company sold investments for net proceeds of $24,121 (2013 - $126,991) at a cost of $27,452 (2013 - $109,761) for net (loss) gains on sale of $(3,331) (2013 - $17,230). Impairment (losses) on investments amounted to $10,144 (2013 - $(596,766)).

During the period ended January 31, 2014, the Company recorded a realized loss on the fair value of derivatives of $87,470 (2013 – $59,741). The Company held 2,074,761 Trevali warrants with an exercise price of $1.10 which expired, unexercised, on January 16, 2014.

5.	EXPLORATION AND EVALUATION ASSETS

The Company’s capitalized acquisition and exploration expenditures on its exploration and evaluation assets are as follows:

	U.S.A.	Ghana	Canada
	(note 7(c))	(note 7(d))	(note 7(e))	Total

Balance, October 31, 2012	$3,531,967	$-	$50,252,000	$56,488,888

Acquisition costs:
Acquisition costs – shares	-	135,000	68,000	203,000
Acquisition costs – cash	557	635,500	5,625,760	6,261,817
Total acquisition costs	557	770,500	5,693,760	6,464,817

Deferred exploration costs:
Camp	-	146,891	322,482	469,373
Drilling and analysis	-	-	410,761	410,761

Personnel and geology	4,470	248,545	2,342,717	2,595,732
Total exploration costs	4,470	395,436	3,075,960	3,475,866
Total expenditures for the period	5,027	1,165,936	8,769,720	9,940,683

Costs recovered – Exploration	-	-	(3,734,000)	(3,734,000)

Write-offs – Acquisition costs	(353,540)	(6,820,013)	-	(7,173,553)
Write-offs – Exploration costs	(3,421,714)	(5,851,846)	-	(9,273,560)
Total write-offs	(3,775,254)	(12,671,859)	-	(16,447,113)
Currency translation adjustments	-	69,296	-	69,296

Balance, October 31, 2013	$-	$-	$78,152,654	$78,152,654

Acquisition costs:
Acquisition costs – cash	-	-	36,078	36,078
Total acquisition costs	-	-	36,078	36,078

Deferred exploration costs:
Drilling and analysis	-	-	8,416	8,416
Personnel and geology	-	-	44,576	44,576
Total exploration costs	-	-	52,992	52,992
Total expenditures for the period	-	-	89,070	89,070

Balance, January 31, 2014	$-	$-	$78,241,724	$78,241,724

(a)	United States of America

During the year ended October 31, 2013 the Company determined that no further exploration will be done on the TiTac and Longnose properties. The Company determined that the carrying value of the properties was impaired and wrote off cumulative costs incurred to date of $3,775,254 as an impairment charge in the consolidated statement of loss.

5.	EXPLORATION AND EVALUATION ASSETS (Continued)

	(b)	Ghana

On December 8, 2011, three separate prospecting licenses, Sheini North, Middle Sheini and Sheini South, covering the Sheini Hills Iron Ore deposit were granted and Cardero Ghana and a private Ghanaian company have entered into three separate joint ventures (one for each prospecting license), each dated December 12, 2011 and amended on November 2, 2012 (which replace all previous agreements between the parties, including the November 22, 2010 agreement), to explore and, if warranted, develop the lands subject to the prospecting licenses. Ghanaian government approval to the three joint venture agreements was obtained on April 10, 2012. All expenditures incurred prior to December 8, 2011 have been included in property evaluations in the consolidated statement of loss. All expenditures incurred after December 8, 2011 were capitalized and included in exploration and evaluation assets.

During the year ended October 31, 2012, Cardero Ghana elected not to make a payment of USD 500,000 due December 8, 2012 in respect of the joint venture agreement on the Sheini North prospecting license. Accordingly, the Company determined that the carrying value of the property was impaired and wrote off cumulative costs incurred to date of $374,716 as an impairment charge in the consolidated statement of loss.

Subsequent to the year ended October 31, 2013, Cardero Ghana elected not to make a payment of USD 1,000,000 due December 8, 2012 in respect of the joint venture agreement on the Middle Sheini prospecting license and USD 1,900,000 due December 8, 2013 in respect of the joint venture agreement on the Sheini South prospecting license. Accordingly, the Company determined that the carrying value of the properties were impaired and wrote off cumulative costs incurred to date of $12,671,859 as an impairment charge in the consolidated statement of loss.

During the year end October 31, 2013 the Company issued 500,000 common shares at a deemed value of $135,000 for a finder’s fee on the Sheini Hills project.

	(c)	Canada – Carbon Creek Property, British Columbia

To acquire its interest in the Carbon Creek Metallurgical Coal Property, Cardero Coal Ltd. (a wholly owned subsidiary of the Company (“Cardero Coal”)) entered into the following agreements:

		i)	Johnson Agreement

On May 18, 2010, Cardero Coal entered into a Coal Tenure Option Agreement, as amended on April 14, 2011, January 14, 2013 and April 12, 2013, (“Johnson Agreement”) to acquire, subject to the issuance by the BC Government of certain coal licenses (“Johnson Licenses”) in respect of a coal license application over an area located in the Peace River Land District of British Columbia (4 coal licenses issued June 14, 2012), all of the shares (“Shares”) of a private Alberta company which holds such coal licenses. Consideration for the acquisition of a 100% interest in the Shares consisted of the following payments, share issuance and option grant:

-

$75,000 on execution of the Johnson Agreement (paid), an additional $275,000 on or before June 24, 2010 (paid) and a final payment of $5,000,000 due within four months of the date of issuance of the Johnson Licenses (October 14, 2012). As permitted by the Johnson Agreement, Cardero Coal extended the deadline for the final payment from October 14, 2012 until January 14, 2013 by paying $20,000 per month. The deadline was further extended to April 14, 2013 by Cardero Coal paying a non-refundable cash deposit of $1,000,000 on January 14, 2013 (paid), plus an additional $20,000 per month for each month’s extension ($60,000 paid in total). The deadline was further extended to April 22, 2013 upon payment of a further non-refundable cash deposit of $1,000,000 (paid April 12, 2013). On April 22, 2013, Cardero Coal exercised the option and paid the balance of $3,000,000. Immediately following the exercise of option, the coal licenses and other assets of the private company were transferred to Cardero Coal and thereby became part of the Carbon Creek Joint Venture;

-	issuance of 400,000 common shares (issued), with a fair value of $68,000, of the Company concurrently with the $3,000,000 final option payment; and

-

grant of an option to acquire 1,000,000 common shares of Cardero Coal at an exercise price of $0.15 per share (granted). The option was exercised on March 9, 2011 (prior to the acquisition of Cardero Coal by the Company).

5.	EXPLORATION AND EVALUATION ASSETS (Continued)

	(e)	Canada – Carbon Creek Property, British Columbia (Continued)

		ii.	Burns Agreement

On June 15, 2010, Cardero Coal entered into an option agreement (“Burns Agreement”) to acquire a lease of the coal situated on 10 Crown granted district lots (“CGDL”) located in the Peace River Land District of British Columbia. To exercise its option, Cardero Coal was required to pay $6,000,000 (paid). Cardero Coal has exercised the option agreement.

Under the lease agreement (“Burns Lease”), Cardero Coal will pay a 5% “freight on rail” royalty on all coal sold or $2 per metric tonne of coal sold, whichever is greater, and 20% on sales for any coal substances sold or consumed on the CGDL. On May 1, 2013 the Burns Lease was amended to include an Advance Royalty payment to be paid until the commencement of the payment of the Royalty. The Advance Royalty is non-refundable and is to be deducted from the amount required to be paid in respect of the Royalty due. The Advance Royalty amounts and due dates are as follows:

Date Due	Amount
June 2, 2013	$500,000
June 2, 2014	2,000,000
June 2, 2015	3,000,000
June 2, 2016 in each year thereafter	3,500,000

All or any portion of the Advanced Royalty due on June 2, 2013 can be extended to June 2, 2014 by giving proper notice and paying interest at a rate of 6% per annum on amounts outstanding, which Cardero Coal has done.

All or any portion of the Advanced Royalty due on June 2, 2014 can be extended to January 1, 2015 by giving proper notice and paying interest at a rate of 6% per annum on amounts outstanding.

iii.	Joint Venture Agreement

On June 15, 2010, Cardero Coal entered into a joint venture agreement (the “Joint Venture Agreement”) with a private Alberta partnership, to participate in common operation and exploration, development and production of the Carbon Creek Property. Under the Joint Venture Agreement, the Carbon Creek Property subject to the joint venture will consist of Cardero Coal’s interest in the Johnson Licenses, Cardero Coal’s interest in the Burns Lease, 10 coal licenses held by the joint venture partner (once issued), one coal license held by Cardero Coal (once issued) and any additional coal licenses acquired by a joint venturer within 25 kilometres of the balance of the Carbon Creek Property. Pursuant to the Joint Venture Agreement, the Company will have a 75% interest in the joint venture and is responsible for incurring all costs of carrying out the required exploration, development and mining of the Carbon Creek Property and the marketing of the product produced. The joint venture partner will have a 25% interest in the joint venture which interest is carried and the joint venture partner will therefore not be required to contribute to any such costs. The joint venture partner is entitled to receive, in respect of its 25% interest, 25% of the net proceeds of production following Cardero Coal having recovered, from the proceeds of any production, all monies paid under the Johnson Agreement and all costs incurred by Cardero Coal to develop the mine site and put it into production.

To acquire its interest in the joint venture, the Company issued 1,600,000 common shares and warrants to purchase an additional 1,600,000 common shares and made payments of $6,000,000.

5.	EXPLORATION AND EVALUATION ASSETS (Continued)

(f) Title and environmental

Although the Company has taken steps to verify the title to mineral properties in which it has or had a right to acquire an interest of such properties, these procedures do not guarantee title (whether of the Company or of any underlying vendor(s) from whom the Company may be acquiring its interest). Title to mineral properties may be subject to unregistered prior agreements or transfers, and may also be affected by undetected defects or the rights of indigenous peoples. Environmental legislations are becoming increasingly stringent and costs and expenses of regulatory compliance are increasing. The impact of new and future environmental legislations on the Company’s operations may cause additional expenses and restrictions. If the restrictions adversely affect the scope of exploration and development on the mineral properties, the potential for production on the property may be diminished or negated.

6.	SHORT-TERM LOAN

On April 22, 2013, the Company completed a placement of senior secured notes (“Luxor Notes”) in the aggregate principal amount of USD 5.5 million with certain affiliates of Luxor Capital Group, LP. (“Luxor”). The Luxor Notes had a one year term and were issued at a 9.1% discount to net the Company USD 5.0 million ($5,083,398) with interest accruing at the rate of 10% per annum, payable semi-annually (13% after an event of default). The Luxor Notes were secured by a general security agreement over the assets of the Company, as well as a specific pledge of the shares of Cardero Coal. Cardero Coal also provided a corporate guarantee. The Luxor Notes could be redeemed by the Company at any time at par plus accrued interest. Should there be a change of control of Cardero Coal while the Luxor Notes remain outstanding the holders of the Luxor Notes would have the right to put the Luxor Notes to the Company for an amount equal to 110% of par plus accrued interest.

As a bonus for subscribing for and purchasing the Luxor Notes, the holders of the Luxor Notes were issued an aggregate of 2,000,000 common shares of the Company (the “Bonus Shares”). The Bonus Shares were subject to a hold period in Canada until August 25, 2013, plus additional restrictions under United States securities laws.

On August 9, 2013 The Company completed a private placement of senior secured notes (“Notes”) in the aggregate principal amount of USD 5.7 million with entities controlled by Robert C. Kopple of Los Angles, California, US (“Lenders”). The net proceeds of the Notes were used to pay the indebtedness owing to Luxor immediately following closing. The Company incurred a loss of $686,532 on settlement of the Luxor Notes.

Notes in the amount of USD 3.7-million are due no later than December 31, 2013, subsequently extended to February 28, 2014 and further extended to March 14, 2014 (Note 11). Subsequent to January 31, 2014 the Company paid USD 3,906,794 (representing the USD 3,700,000 principle amount plus USD 206,794 in interest, of which USD 3,360,957 was paid in cash and USD 545,838 was paid from the Company’s line of credit) towards the Notes due on or before March 14, 2014 (note 11). On modification to the debt term the Company recorded a gain of $189,720. The remaining USD 2.0 million of the Notes are due on August 8, 2014. Interest accrues at the rate of 10 per cent per year payable quarterly. The Notes are secured by a general security agreement over the assets of the Company, as well as a specific pledge of the shares of Cardero Coal. Cardero Coal also provided a corporate guarantee. The notes may be redeemed by the Company at any time at par plus accrued interest. Should there be a change of control of the Company or Cardero Coal while the notes remain outstanding, other than a change of control caused by the Lenders or their associates or affiliates, the holders of the notes will have the right to put the notes to the Company for an amount equal to 110% of par plus accrued interest.

As additional consideration for purchasing the Notes, the Lenders were issued transferrable warrants to purchase an aggregate of 28,359,066 common shares of the Company. The warrants have a term of seven years, and are exercisable at a price of 9.5 cents. The warrants, and any shares issuable on the exercise thereof, will be subject to a hold period in Canada of four months from the date of issuance, plus additional restrictions under United States securities laws. Assuming the full exercise of the warrants, the Lenders, together with their associates and affiliates, and including their current shareholdings (but excluding any additional common shares which may be purchased by them), would then hold in excess of 20% of the Company’s then-issued shares (assuming no other share issuances by the Company in the meantime). As this exercise of warrants represents a potential change of control, the Company has agreed to seek shareholder approval to the full exercise of the warrants and potential change of control arising therefrom at its 2014 annual general meeting. Until such time as the shareholders may approve such change of control, the warrants may not be exercised if any such exercise would result in the holdings of the Lenders (and their associates or affiliates) going over 19.99%.

6.	SHORT-TERM LOAN (Continued)

At January 31, 2014, short-term loan transactions are as follows:

	January 31, 2014	October 31, 2013
Short-term loan	$6,348,660	$6,331,988
Warrant	(1,801,027)	(1,801,027)
Interest payable	306,119	141,693
Gain on Note restructuring	(189,720)	-
Professional fees	(83,071)	(83,071)
Accretion expenses	1,458,488	748,729
Balance at January 31, 2014	$6,039,449	$5,338,312

7.	CREDIT FACILITY

On December 5, 2013, the Company secured a USD 5.0 million line of credit (“Credit Line”) from the Lenders.

The Credit Line reflects or includes all amounts advanced by the Lenders since the purchase of the Notes, interest due under the Notes, and amounts to be advanced in the future. Interest is payable by the Company on the amount outstanding under the Credit Line from time to time at the rate of 10% per annum. The security granted by the Company in connection with the Notes will extend to all indebtedness of the Company under the Credit Line. In conjunction with the establishment of the Credit Line, the maturity date for USD 3.7 million of the Notes has been extended from December 31, 2013 to February 28, 2014 and further extended to March 14, 2014

All amounts outstanding under the Credit Line are due and payable on or before January 5, 2016.

As additional consideration for the establishment and funding of the Credit Line, the Company has agreed to issue to the Lenders transferrable common share purchase warrants to purchase an aggregate of 38,417,396 common shares of the Company (the “Warrants”). Of this number, 28,359,066 were issued to the Lenders on the closing of the Credit Line on December 5, 2013. The issuance of the additional 10,058,330 Warrants is subject to the approval thereof by the Company’s shareholders at its 2014 annual general meeting. The Warrants have a term of seven years, and are exercisable at a price of $0.139 (subject to reduction to $0.10 if approved by the shareholders at the 2014 annual general meeting). The warrants were valued using the Black-Scholes option pricing model with the following assumptions: expected life of 7 years, interest rate of 2.09% and volatility of 80.80%. The value of the warrants of $3,171,430 has been recognized as a deferred financing cost. Of this amount, $1,289,033 was recognized as a transaction cost during the period as the Credit Line was drawn down. Warrants, and any shares issuable on the exercise thereof, will be subject to a hold period in Canada of four months from the date of issuance, plus additional restrictions under United States securities laws.

At January 31, 2014, long term credit facility transactions are as follows:

January 31, 2014
Credit Facility	$2,263,530
Deferred financing costs	(1,289,033)
Interest payable	48,539
Accretion expenses	560,124
Balance at January 31, 2014	$1,583,160

8.	SHARE CAPITAL

	(a)	Authorized

An unlimited number of common shares without par value.

	(b)	Share issuances

During the three months ended January 31, 2014:

i.

On December 12, 2013 the Company completed debt settlements with a number of arm’s length creditors. The Company settled an aggregate of $2,690,473 of outstanding trade debts in consideration of the payment, either on closing or over time, of an aggregate of $1,038,367 in cash plus the issuance of 3,219,617 common shares at a deemed price of $0.16 per share.

8.	SHARE CAPITAL (Continued)

ii.	On November 8, 2013, 400,000 stock options were exercised at a price of $0.11 for proceeds of $44,000.

iii.	On January 7, 2014, 75,000 stock options were exercised at a price of $0.11 for proceeds of $8,250.

iv.	On January 27, 2014 136,000 stock options were exercised at a price of $0.11 for proceeds of $14,960.

(c)	Share purchase warrants

The following common share purchase warrants entitle the holders thereof to purchase one common share for each warrant. Warrants transactions are as follows:

	January 31, 2014		October 31, 2013
		Weighted		Weighted
		Average		Average
	Number of	Exercise	Number of	Exercise
	Warrants	Price	Warrants	Price

Warrants outstanding, beginning of the period	28,948,324	$0.06	6,094,875	$0.96
Issued	28,539,066	$0.139	28,948,324	$0.10
Exercised	-	$-	(480,000)	$(0.125)
Expired	(589,258)	$(0.53)	(5,614,875)	$(1.25)

Warrants outstanding, end of the period	56,898,132	$0.12	28,948,324	$0.06

The weighted average remaining contractual life of warrants outstanding at January 31, 2014 was 6.69 year (2013 – 6.64 years).

Warrants outstanding are as follows:

	January 31, 2014		October 31, 2013
	Exercise	Number of	Exercise	Number of
Expiry Date	Price	Warrants	Price	Warrants

December 19, 2013	$-	-	$0.50	114,000
December 28, 2013	$-	-	$0.55	351,648
February 8, 2014	$0.50	123,610	$0.50	123,610
August 8, 2020	$0.095	28,359,066	$0.095	28,359,066
December 5, 2020	$0.139	28,539,066	$-	-
		56,841,742		28,948,324

(d)	Stock options

The Company has a stock option plan whereby the Company may grant options to directors, officers, employees and consultants to purchase common shares, provided that the aggregate number of shares subject to such options may not exceed 10% of the common shares outstanding at the time of any grant (not including agent or broker options). The exercise price of each option is required to be set at the higher of the closing price of the Company’s common shares on the trading day prior to the date of grant and the five-day volume-weighted average trading price for the five trading days prior to the date of grant (without any discounts). The option term and vesting period is determined by the Board of Directors within regulatory guidelines (the maximum term is ten years). All options are recorded at fair value when granted and are vested at the date for grant. A summary of the status of the stock option plan as of January 31, 2014 and October 31, 2013 and changes during the period ended on those dates is presented below:

8.	SHARE CAPITAL (Continued)

(e)	Stock options (continued)

	January 31, 2014		October 31, 2013
		Weighted		Weighted
		Average		Average
	Number of	Exercise	Number of	Exercise
	Options	Price	Options	Price
Options outstanding, beginning of the period	11,165,000	$0.22	9,566,143	$0.98
Granted	-	$-	10,410,000	$0.14
Expired	(1,275,000)	$0.75	(8,611,143)	$0.97
Exercised	(611,000)	$0.11	(200,000)	$0.07
Options outstanding, end of the period	9,279,000	$0.15	11,165,000	$0.22

The weighted average remaining contractual life of options outstanding at January 31, 2014 was 5.05 year (2013 – 1.07 years).

The weighted average market price for 611,000 (2013 –Nil) options exercised during the period ended January 31, 2014 was $0.11 (2013 - $Nil).

Stock options outstanding are as follows:

	January 31,2014			October 31, 2013
	Exercise	Number of	Exercisable	Exercise	Number of	Exercisable
Expiry Date	Price	Options	at year End	Price	Options	at year End
November 9, 2013	$ 1.10	-	-	$ 1.10	400,000	400,000
January 26, 2014	$ 1.51	-	-	$ 1.51	225,000	225,000
March 23, 2014	$ 1.16	25,000	25,000	$ 1.16	25,000	25,000
September 27, 2014	$ 0.78	125,000	125,000	$ 0.78	225,000	225,000
January 4, 2015	$ 0.45	200,000	200,000	$ 0.45	200,000	200,000
May 28, 2015	$ 0.20	2,125,000	2,125,000	$ 0.20	2,575,000	2,575,000
July 3, 2020	$ 0.11	6,804,000	6,804,000	$ 0.11	7,515,000	7,515,000

		9,279,000	9,279,000		11,165,000	11,165,000

The Company uses the fair value method for determining share-based payments for all options granted. The fair value was determined using the Black-Scholes option pricing model based on the following weighted average assumptions:

For the three months ended January 31,	2014	2013
Expected life (years)	-	2.0
Interest rate	-	1.21%
Volatility	-	62.96%
Dividend yield	-	0.00%

Share-based payment charges for the three months ended January 31, 2014 totalled $Nil (2013 - $94,126), allocated as follows:

	2014	2013
Investor relations	-	27,002
Salaries and benefits	-	67,124
	$-	$94,126

The weighted average fair value of options granted during the three months ended was $Nil (January 31, 2013 - $0.14) .

9.	RELATED PARTY TRANSACTIONS

	(a)	Related parties

The Company has entered into a retainer agreement dated May 1, 2007 with Lawrence W. Talbot Law Corporation (“LWTLC”), pursuant to which LWTLC agrees to provide legal services to the Company. Pursuant to the retainer agreement, the Company has agreed to pay LWTLC a minimum annual retainer of $82,500 (plus applicable taxes and disbursements). The retainer agreement may be terminated by LWTLC on reasonable notice, and by the Company on one year’s notice (or payment of one year’s retainer in lieu of notice).

	(b)	Due to related parties

During the three months ended January 31, 2014 the Company incurred the following expenses to officers or directors of the Company or companies with common directors:

	2014	2013

Consulting fees	$48,000	$80,000
Professional fees	$22,068	$23,625

Professional fees include amounts paid to a law firm of which an officer is a shareholder.

(c)	Due from related parties

Amounts due from related parties are comprised as follows:

	January 31,	October 31,
	2014	2013

Unsecured promissory notes, 1% per annum, due the earlier of 30 days after demand or the due date, if applicable:
Wealth	$46,623	$42,973
Indico	50,217	53,172
Others	62,519	60,986

	$159,359	$157,131

These related party transactions have been measured by the exchange amount, which is the amount agreed upon by the transacting parties.

10.	INCOME TAXES

During the year ended October 31, 2013 the Company recorded a flow through premium liability in the amount of $420,056 pursuant to a private placement with a balance of $232,613. The Company had $1,661,521 of exploration expenditures to be incurred for flow-through purposes by December 31, 2013. The Company did not incur these expenditures and recorded a Flow-Through Part XII.6 interest and penalty in the amount of $166,152 and recorded a deferred tax recovery of $232,613.

11.	SUBSEQUENT EVENTS

Subsequent to January 31, 2014:

	a)	On February 7, 2014, the Company issued 2,036,000 stock options at a price of $0.18 with a term of 2 years.

	b)	On February 27, 2014, 100,000 stock options were exercised at a price of $0.11 for proceeds of $11,000.

11.	SUBSEQUENT EVENTS (Continued)

	c)	On March 4, 2014 the Company received its British Columbia Mineral Exploration Tax Credit refund in the amount of $3,734,023 plus interest of $40,628 for a total of $3,774,651.

d)

On March 5, 2014 the Company paid USD 3,906,794 (representing the USD 3,700,000 principle amount plus USD 206,794 in interest, of which USD 3,360,957 was paid in cash and USD 545,838 was paid from the line of credit) towards the Notes due on or before March 14, 2014 (note 11).